                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.    2  )*
                                         ------

                       Northwest Airlines Corporation
                     ----------------------------------
                              (Name of Issuer)

                            Class A Common Stock,
                         $0.01 par value per share
                     ----------------------------------
                       (Title of Class of Securities)

                                 667280101
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  7  Pages
                                        ---

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CUSIP No. 6672801 01                  13G                 Page  2  of  7  Pages
          ----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Alfred A. Checchi
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     5,459,466 shares of Class A Common Stock
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      5,940,651 shares of Class A Common Stock
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  5,459,466 shares of Class A Common Stock
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  5,940,651 shares of Class A Common Stock
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     11,400,117 shares of Class A Common Stock
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     11.68%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 7 Pages


Item 1.

    (a)  NAME OF ISSUER.

    The issuer is Northwest Airlines Corporation (the "Issuer").

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

    The Issuer's principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121.

Item 2.

    (a)  NAME OF PERSON FILING.

    This statement is being filed by Alfred A. Checchi.

    (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

    Mr. Checchi's principal business office is:

         c/o Northwest Airlines Corporation
         5101 Northwest Drive
         Department A1180
         St. Paul, MN  55111-3034

    (c)  CITIZENSHIP.

    Mr. Checchi is a citizen of the United States of America and resides in California.

    (d)  TITLE OF CLASS OF SECURITIES.

    This statement relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") of the Issuer.

    (e)  CUSIP NUMBER.

    The CUSIP number for the Common Stock is 6672801 01.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

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                                                               Page 4 of 7 Pages


Item 4.  OWNERSHIP.

    (a)  AMOUNT BENEFICIALLY OWNED.

    As of December 31, 1996, Mr. Checchi beneficially owned 11,400,117 shares of Common Stock of the Issuer.

    Mr. Checchi is a party to (i) a Second Amended and Restated Investor Stockholders' Agreement dated as of December 23, 1993, as amended (the "1993 Stockholders' Agreement"), with the other investor stockholders named therein (the "Original Investors") and the Issuer, and (ii) a Stockholders' Agreement dated as of September 9, 1994, as amended (the "1994 Stockholders' Agreement", and together with the 1993 Stockholders' Agreement, the "Stockholders' Agreements"), with the Original Investors and certain other stockholders named therein (together with the Original Investors, the "Stockholders") and the Issuer. See Exhibits A through J attached hereto. All of the shares of Common Stock of the Issuer beneficially owned by Mr. Checchi are subject to the Stockholders' Agreements. As a result of being a party to the Stockholders' Agreements, Mr. Checchi may be deemed a member of a "group" for purposes of
Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Mr. Checchi hereby disclaims his possible status as a member of a group for purposes of Section 13(d) and disclaims beneficial ownership of the shares of Common Stock of the Issuer owned by the other Stockholders.

    Pursuant to the Stockholders' Agreements, Mr. Checchi has agreed along with the other Original Investors holding together with Mr. Checchi in excess of 46.2% of the outstanding voting stock of the Issuer, among other things, (i) to vote his shares of Common Stock of the Issuer for the election of certain directors (including Mr. Checchi) to the Issuer's Board of Directors, and (ii) with limited exceptions, certain Original Investors (including Mr. Checchi) may not transfer any shares of Common Stock of the Issuer prior to June 15, 1997 without the prior written consent of the other Stockholders. In addition, pursuant to the 1993 Stockholders' Agreement, KLM Royal Dutch Airlines ("KLM"), one of the other Original Investors, has the right to purchase up to 5,270,038 shares of Common Stock from certain of the other Original Investors, including Mr. Checchi. Such right is exercisable in 1998. If KLM does not exercise the option in full, each Original Investor has the right to cause KLM to purchase its shares subject to the Option. Such right is exercisable in 1999.

    The Stockholders' Agreements were amended in 1995 to delete the provisions relating to "tag-along" rights and rights of first refusal and reoffer and to permit the Original Investors to vote their shares of Common Stock for the election of additional directors who have not been designated by the Original Investors. The 1993 Stockholders' Agreement was also amended to delete any special voting requirements applicable to Mr. Checchi and the Original Investors in connection with a merger or other business combination involving the Issuer. KLM has instituted litigation against Mr. Checchi and the other Original Investors seeking a declaratory judgment that such amendments to the Stockholders' Agreements are null and void. The defendant Original Investors believe that such litigation is without merit.

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                                                              Page 5 of 7 Pages


    (b)  PERCENT OF CLASS.

    Mr. Checchi's holdings of Common Stock of the Issuer as of December 31, 1996 constitute approximately (i) 11.68% of the outstanding Common Stock of the Issuer and (ii) 10.36% of the outstanding voting stock of the Issuer on a fully diluted basis.

    (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

    As of December 31, 1996, Mr. Checchi had the sole power to vote 5,459,466 shares of Common Stock of the Issuer, subject to the terms of the Stockholders' Agreements.

         (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

    As of December 31, 1996, Mr. Checchi shared the power to vote 5,940,651 shares of Common Stock of the Issuer beneficially owned by certain trusts established for the benefit of Mr. Checchi's family, for which the trustee has the power to vote, subject and pursuant to the terms of the Stockholders' Agreements.

         (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

    As of December 31, 1996, Mr. Checchi had the sole power to dispose or to direct the disposition of 5,459,466 shares of Common Stock of the Issuer, subject to the terms of the Stockholders' Agreements.

         (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

    As of December 31, 1996, Mr. Checchi shared the power to dispose or to direct the disposition of 5,940,651 shares of Common Stock of the Issuer beneficially owned by the trusts established for the benefit of Mr. Checchi's family, for which the trustee had the power to dispose, subject to the terms of the Stockholders' Agreements.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

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                                                              Page 6 of 7 Pages


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10. CERTIFICATION.

Not applicable.


Exhibits.

The following Exhibits are filed as part of this statement.

Exhibit A          Second Amended and Restated Investor Stockholders' Agreement
                   dated as of December 23, 1993* and Stockholders' Agreement dated as of September 9, 1994*

Exhibit B          Amendment dated as of October 23, 1995 to the Second Amended and Restated Investor Stockholders' Agreement*

Exhibit C          Amendment dated as of November 1, 1995 to the Stockholders'
                   Agreement*

Exhibit D          Supplement dated as of December 23, 1993 to the Second
                   Amended and Restated Investor Stockholders' Agreement
                   (filed as Exhibit 4.11 to Northwest Airlines Corporation's
                   Annual Report on Form 10-K for the year ended December 31,
                   1994 (the "10-K") and incorporated herein by reference)

Exhibit E          Amendment dated as of December 14, 1994 to the Second
                   Amended and Restated Stockholders' Agreement (filed as
                   Exhibit 4.13 to the 10-K and incorporated herein by reference)

Exhibit F          Amendment dated as of January 6, 1995 to the Second Amended and Restated Stockholders' Agreement (filed as Exhibit 4.14 to the 10-K and incorporated herein by reference)

Exhibit G          Amendment dated as of January 25, 1995 to the Second Amended and Restated Stockholders' Agreement (filed as Exhibit
                   4.15 to the 10-K and incorporated herein by reference)

Exhibit H          Amendment dated as of October 3, 1994 to the Stockholders'
                   Agreement (filed as Exhibit 4.12 to the 10-K and incorporated herein by reference)

Exhibit I Amendment dated as of December 14, 1994 to the Stockholders' Agreement (filed as Exhibit 4.22 to the 10-K and incorporated herein by reference)

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                                                              Page 7 of 7 Pages


Exhibit J          Amendment dated as of January 25, 1995 to the Stockholders'
                   Agreement (filed as Exhibit 4.23 to the 10-K and incorporated herein by reference)

*Previously filed



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997

                                         /s/ Alfred A. Checchi
                                       ----------------------------------------
                                       Alfred A. Checchi